===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                               (Amendment No. 20)

                         ------------------------------

                              TELECOM ITALIA S.p.A.
                                (Name of Issuer)

Ordinary Shares of euro 0.55 par value each                      87927W10
   (Title of class of securities)                            (CUSIP number)

                                Dott. Gianni Mion
                             Edizione Holding S.p.A.
                                 Calmaggiore 23
                                  31100 Treviso
                                      Italy
                                 (+39) 0422-5995

                                 With a copy to:

                           Michael S. Immordino, Esq.
                                Latham & Watkins
                                 99 Bishopsgate
                                 London EC2M 3XF
                                     England
                               (+44) 207-710-1076
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                December 18, 2003
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

               Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)


                                  (Page 1 of 9)

-----------------------------------------------------------               ---------------------------------------------
CUSIP No.  87927W10                                         13D
-----------------------------------------------------------               ---------------------------------------------

-----------------------    --------------------------------------------------------------------------------------------
1                          NAME OF REPORTING PERSON                         EDIZIONE HOLDING S.p.A.
                           I.R.S. IDENTIFICATION NO.                        Not Applicable
                           OF ABOVE PERSON
-----------------------    --------------------------------------------------------------------------------------------
2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X]
                                                                                                            (b) [ ]
-----------------------    --------------------------------------------------------------------------------------------
3                          SEC USE ONLY
-----------------------    --------------------------------------------------------------------------------------------
4                          SOURCE OF FUNDS:                                                   WC
-----------------------    --------------------------------------------------------------------------------------------
5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                           PURSUANT TO ITEM 2(d) OR 2(e):                                                       [ ]
-----------------------    --------------------------------------------------------------------------------------------
6                          CITIZENSHIP OR PLACE OF ORGANIZATION:                              Italy
-----------------------------------------------------------------------------------------------------------------------
NUMBER OF                  7                       SOLE VOTING POWER:                         0
SHARES
                           ---------------------  ---------------------------------------------------------------------
BENEFICIALLY               8                       SHARED VOTING POWER:                       1,751,765,823
OWNED BY                                                                                      (See Item 5)
                           ---------------------  ---------------------------------------------------------------------
                           9                       SOLE DISPOSITIVE POWER:                    0

EACH                       ---------------------  ---------------------------------------------------------------------
REPORTING                  10                      SHARED DISPOSITIVE POWER:                  1,751,765,823
PERSON WITH                                                                                   (See Item 5)
-------------------        --------------------------------------------------------------------------------------------
11                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:           1,751,765,823
                                                                                              (See Item 5)
-------------------        --------------------------------------------------------------------------------------------
12                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES:                                                             [ ]
-------------------        --------------------------------------------------------------------------------------------
13                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                17.01%
                                                                                              (See Item 5)
-------------------        --------------------------------------------------------------------------------------------
14                         TYPE OF REPORTING PERSON:                              CO


                                    (Page 2)

-----------------------------------------------------------               ---------------------------------------------
CUSIP No.  87927W10                                         13D
-----------------------------------------------------------               ---------------------------------------------

-----------------------    --------------------------------------------------------------------------------------------
1                          NAME OF REPORTING PERSON                         EDIZIONE FINANCE INTERNATIONAL S.A.
                           I.R.S. IDENTIFICATION NO.                        Not Applicable
                           OF ABOVE PERSON
-----------------------    --------------------------------------------------------------------------------------------
2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                               (a) [X]
                                                                                                           (b) [ ]
-----------------------    --------------------------------------------------------------------------------------------
3                          SEC USE ONLY
-----------------------    --------------------------------------------------------------------------------------------
4                          SOURCE OF FUNDS:                                                   WC
-----------------------    --------------------------------------------------------------------------------------------
5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                             [ ]
-----------------------    --------------------------------------------------------------------------------------------
6                          CITIZENSHIP OR PLACE OF ORGANIZATION:                              Italy
-----------------------------------------------------------------------------------------------------------------------
NUMBER OF                  7                       SOLE VOTING POWER:                         0
SHARES
                           ---------------------  ---------------------------------------------------------------------
BENEFICIALLY               8                       SHARED VOTING POWER:                       1,751,765,823
OWNED BY                                                                                      (See Item 5)
                           ---------------------  ---------------------------------------------------------------------
                           9                       SOLE DISPOSITIVE POWER:                    0

EACH                       ---------------------  ---------------------------------------------------------------------
REPORTING                  10                      SHARED DISPOSITIVE POWER:                  1,751,765,823
PERSON WITH                                                                                   (See Item 5)
-------------------        --------------------------------------------------------------------------------------------
11                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:           1,751,765,823
                                                                                              (See Item 5)
-------------------        --------------------------------------------------------------------------------------------
12                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES:                                                             [ ]
-------------------        --------------------------------------------------------------------------------------------
13                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                17.01%
                                                                                              (See Item 5)
-------------------        --------------------------------------------------------------------------------------------
14                         TYPE OF REPORTING PERSON:                              CO


                                    (Page 3)

-----------------------------------------------------------               ---------------------------------------------
CUSIP No.  87927W10                                         13D
-----------------------------------------------------------               ---------------------------------------------

-----------------------    --------------------------------------------------------------------------------------------
1                          NAME OF REPORTING PERSON                        RAGIONE S.a.p.a. DI GILBERTO BENETTON E C.
                           I.R.S. IDENTIFICATION NO.                       Not Applicable
                           OF ABOVE PERSON
-----------------------    --------------------------------------------------------------------------------------------
2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X]
                                                                                                            (b) [ ]
-----------------------    --------------------------------------------------------------------------------------------
3                          SEC USE ONLY
-----------------------    --------------------------------------------------------------------------------------------
4                          SOURCE OF FUNDS:                                                   WC
-----------------------    --------------------------------------------------------------------------------------------
5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                           PURSUANT TO ITEM 2(d) OR 2(e):                                                       [ ]
-----------------------    --------------------------------------------------------------------------------------------
6                          CITIZENSHIP OR PLACE OF ORGANIZATION:                              Italy
-----------------------------------------------------------------------------------------------------------------------
NUMBER OF                  7                       SOLE VOTING POWER:                         0
SHARES
                           ---------------------  ---------------------------------------------------------------------
BENEFICIALLY               8                       SHARED VOTING POWER:                       1,751,765,823
OWNED BY                                                                                      (See Item 5)
                           ---------------------  ---------------------------------------------------------------------
                           9                       SOLE DISPOSITIVE POWER:                    0

EACH                       ---------------------  ---------------------------------------------------------------------
REPORTING                  10                      SHARED DISPOSITIVE POWER:                  1,751,765,823
PERSON WITH                                                                                   (See Item 5)
-------------------        --------------------------------------------------------------------------------------------
11                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:           1,751,765,823
                                                                                              (See Item 5)
-------------------        --------------------------------------------------------------------------------------------
12                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES:                                                             [ ]
-------------------        --------------------------------------------------------------------------------------------
13                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                17.01%
                                                                                              (See Item 5)
-------------------        --------------------------------------------------------------------------------------------
14                         TYPE OF REPORTING PERSON:                              PN

                                    (Page 4)

         This Amendment No. 20 amends the Statement on Schedule 13D dated August 9, 2001, as amended (as previously amended, the "Statement on Schedule 13D") filed by Edizione Holding S.p.A., a company incorporated under the laws of the Republic of Italy ("Edizione Holding"), Edizione Finance International S.A., a company incorporated in the Duchy of Luxembourg ("Edizione Finance"), and Ragione S.a.p.a. di Gilberto Benetton e C., a partnership organized under the laws of the Republic of Italy ("Ragione") (Edizione Holding, Edizione Finance and Ragione, are collectively referred to herein as the "Edizione Reporting Persons") with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

         This Amendment is being filed by each of the Edizione Reporting Persons. Pirelli, the Purchaser, Edizione Holding, UCI, BCI, and, as discussed in Items 4 and 6 of Amendment No. 10 to the Statement on Schedule 13D, Hopa are members of a group with respect to the Telecom Italia Shares. The Edizione Reporting Persons are making a separate filing on Schedule 13D in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934 and are solely responsible for the information contained in this filing, except that information contained in the Statement on Schedule 13D concerning any director or officer of the Purchaser nominated by Pirelli, UCI, BCI or Hopa has been provided by the nominating person or by such nominee director or officer.

Item 3. Source and Amount of Funds and Other Consideration

         Reference is made to Item 4 of Amendment No. 19 to the Statement on
Schedule 13D. On December 18, 2003, Olimpia purchased 294,750,000 Telecom Italia Shares from Mediobanca at a price per share of euro 2.37 pursuant to the agreement entered into by Olimpia and Mediobanca on November 5, 2003. Olimpia obtained the purchase price from capital contributed by its shareholders, as reported in Item 4 of Amendment No. 19 to the Statement on Schedule 13D.

Item 5. Interest in Securities of the Issuer

         After giving effect to the acquisition of the 294,750,000 Telecom Italia Shares referred to in Item 3, Olimpia holds 1,751,765,823 Telecom Italia Shares, representing approximately 17.01% of the total number of outstanding Telecom Italia Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Reference is made to the New Partners Agreement (as that term is defined in Item 3 of Amendment No. 10 to the Statement on Schedule 13D). On December 16, 2003, Pirelli, UCI and Banca Intesa entered into an agreement to amend the New Partners Agreement (the "New Partners Agreement Amendment"). Pursuant to the New Partners Agreement Amendment, each of UCI and Banca Intesa agrees to fully subscribe for its proportional share of Olimpia Shares in connection with the capital increase described in Item 4 of Amendment No. 19 to the Statement on Schedule 13D (such shares, the "New



                                    (Page 5)

Shares"). In addition, the New Partners Agreement Amendment modifies in certain respects the manner in which the purchase price to be paid by Pirelli for the New Shares is to be determined in the event that any such shares are transferred to Pirelli pursuant to the New Partners Agreement. A copy of the New Partners Agreement Amendment is filed as Exhibit 44 and a copy of a joint press release issued by Pirelli, UCI and Banca Intesa concerning the New Partners Agreement Amendment is filed as Exhibit 45.

Item 7. Material to be Filed as Exhibits

44.   New Partners Agreement Amendment [English translation].

45. Joint press release of Pirelli, UCI and Banca Intesa Olimpia, dated as of December 18, 2003 [English translation].



                                    (Page 6)

                                  EXHIBIT INDEX

Exhibit No.

         44. New Partners Agreement Amendment [English translation].

         45. Joint press release of Pirelli, UCI and Banca Intesa Olimpia, dated as of December 18, 2003 [English translation].




                                    (Page 7)

                                   SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Date: January 7, 2004

                                        EDIZIONE HOLDING S.p.A.


                                        By: /s/ Gianni Mion
                                            ----------------------
                                            Name:  Gianni Mion
                                            Title: Chief Executive Officer


                                    (Page 8)

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Date: January 7, 2004

                                        EDIZIONE FINANCE INTERNATIONAL S.A.


                                        By: /s/ Gustave Stoffel
                                            ----------------------
                                            Name:  Gustave Stoffel
                                            Title: Director


                                    (Page 9)

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Date: January 7, 2004

                                        RAGIONE S.a.p.a DI GILBERTO
                                           BENETTON E C.


                                        By: /s/ Gilberto Benetton
                                            ----------------------
                                            Name:  Gilberto Benetton
                                            Title: Chairman

                                   (Page 10)